Exhibit 99.1

China Zenix Auto International Announces

Financial Results for the First Quarter of 2014

ZHANGZHOU, China, May 15, 2014 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

•	Revenue of RMB896.1 million (US$144.1million) compared with RMB830.2 million in the 2013 first quarter;

•	Gross margin of 20.4%;

•	Profit and total comprehensive income for the period was RMB52.9 million (US$8.5 million) with earnings per American Depositary Share (“ADS”) of RMB1.02 (US$0.16);

•	Bank balances and cash were RMB780.3 million (US$125.5 million), as of March 31, 2014.

Mr. Junqiu Gao, Deputy Chief Executive Officer and Chief Sales and Marketing Officer of Zenix Auto, commented, “We continue to show solid results as we posted growth across all of our market segments and product categories in the first quarter. Thanks to the recovery of the truck OEM market, we are pleased to see that our shipments to JAC, Foton and Sinotruk continued to grow.”

“In the first quarter, we further solidified our financial position by growing our bank balances and cash, and generated strong cash flows from operations,” Mr. Gao concluded.

2014 First Quarter Results

Revenue for the first quarter ended March 31, 2014 was RMB896.1 million (US$144.1 million) compared to RMB830.2 million for the first quarter of 2013.

Aftermarket sales in China increased by 4.5% year-over-year to RMB449.7 million (US$72.3 million) in the first quarter of 2014 from RMB430.4 million in the first quarter of 2013. There was a modest increase in aftermarket unit sales for tubed and tubeless wheels. Aftermarket wheel sales revenue rose due to an increase in volume sales compared with the same quarter in 2013.

Sales to the Chinese OEM market increased by 14.6% year-over-year to RMB308.6 million (US$49.6 million) in the first quarter of 2014 compared with RMB269.4 million in the first quarter in 2013. The sales increase in the first quarter of 2014 was led by continuing sales growth of heavy-duty trucks in China.

International sales increased by 5.6% year-over-year to RMB137.8 million (US$22.2 million) in the first quarter of 2014 compared with RMB130.5 million in the first quarter of 2013. The increase in international sales in the first quarter was mainly due to higher sales to customers in the Southeast Asian market. Sales to other Asian countries continued to account for a growing proportion of international sales, as the Company proactively promoted products to new and existing customers in these markets. In addition, the Company’s tubeless products, due to their functionality, durability and quality, continued to gain traction and win more orders from international customers.

In the first quarter of 2014, domestic aftermarket sales, domestic OEM sales and international sales contributed 50.2%, 34.4% and 15.4% of revenue, respectively.

Tubed steel wheel sales accounted for 57.7% of 2014 first quarter revenue compared to 58.9% in the same quarter in 2013. The year-over-year decline in tubed steel wheel sales as a percentage of total sales was mainly due to higher sales growth of tubeless wheels in the first quarter of 2014. Tubeless steel wheel sales represented 38.1% of first quarter revenue compared to 36.9% in the same quarter in 2013.

First quarter gross profit was RMB182.9 million (US$29.4 million), compared to RMB 171.4 million in the same quarter in 2013. Gross margin declined to 20.4% from 20.6% in the first quarter of 2013, but was up from 20.1% in the fourth quarter of 2013. The Company continued to fine-tune its product mix and implement an effective pricing strategy to maintain gross margin.

Selling and distribution costs increased by 6.3% year-over-year to RMB65.6 million (US$10.5 million) compared to RMB61.7 million in the first quarter of 2013. Higher selling and distribution costs resulted primarily from increased transportation costs which rose in tandem with sales volume. As a percentage of revenue, selling and distribution costs was 7.3% compared to 7.4% in the same quarter a year ago.

Research and development (R&D) expenses were RMB20.0 million (US$3.2 million) compared to RMB20.2 million in the first quarter of 2013. R&D as a percentage of revenue was 2.2% in the first quarter of 2014 compared to 2.4% in last year’s first quarter. The Company remains committed to developing new products and innovative solutions to address customer needs and to raise the barriers to enter the markets.

Administrative expenses increased by 8.0% year-over-year to RMB36.8 million (US$5.9 million) from RMB34.0 million in the first quarter of 2013. However, as a percentage of revenue, administrative expenses were 4.1% of revenue in the first quarter of 2014 and 2013.

Profit and total comprehensive income for the first quarter of 2014 were RMB52.9 million (US$8.5 million) compared to RMB42.6 million in the same quarter of 2013.

Basic and diluted earnings per ADS in the first quarter of 2014 were RMB1.02 (US$0.16), compared to RMB0.83 in the first quarter of 2013.

During the first quarter of 2014 and 2013, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million, respectively.

As of March 31, 2014, Zenix Auto had bank balances and cash of RMB780.3 million (US$125.5 million) and fixed bank deposits with a maturity period over three months of RMB160.0 million (US$25.7 million). Bank borrowings were RMB558.0 million (US$89.8 million). Total equity attributable to owners of the Company was RMB2,565.7 million (US$412.7 million).

During the first quarter, the Company posted cash inflows from operating activities of RMB70.1 million (US$11.3 million). Capital expenditures for the purchase of property, plant and equipment in the first quarter was RMB11.1 million (US$1.8 million). Deposits paid for acquisition of property, plant and equipment in the first quarter was RMB9.4 million (US$1.5 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, May 15, 2014 at 8:00 a.m. EDT/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

In addition, the conference call will be broadcast live over the Internet at: http://www.investorcalendar.com/conferences/event.asp?ID=172690 Please go to the web site at least 15 minutes early to register, download and install any necessary software.

A replay will be available shortly after the conclusion of the conference call through June 15, 2014 at 11:59 p.m. EDT. Interested parties may access the replay by dialing +1-877-660-6853 (U.S. Toll Free) or +1-201-612-7415 (International) and using Conference ID “13581639” to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.2164 to US$1.00, the effective noon buying rate as of March 31, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of March 31, 2014. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

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China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three months ended March 31, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended March 31,
	2013	2014	2014
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	830,214	896,051	144,143

Cost of sales	(658,855)	(713,112)	(114,715)

Gross profit	171,359	182,939	29,428

Other operating income	4,176	5,832	938

Net exchange gain (loss )	(1,628)	399	64

Selling and distribution costs	(61,715)	(65,577)	(10,549)

Research and development expenses	(20,197)	(19,999)	(3,217)

Administrative expenses	(34,030)	(36,750)	(5,912)

Finance costs	(7,939)	(4,683)	(753)

Profit before taxation	50,026	62,161	9,999

Income tax expense	(7,406)	(9,287)	(1,494)

Profit and total comprehensive income for the period	42,620	52,874	8,505

Earnings per share

Basic	0.21	0.26	0.04

Diluted	0.21	0.26	0.04

Earnings per ADS

Basic	0.83	1.02	0.16

Diluted	0.83	1.02	0.16

Shares	206,500,000	206,560,000	206,560,000
ADSs	51,625,000	51,640,000	51,640,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31, 2013	March 31, 2014	March 31, 2014
	RMB’000	RMB’000	US$’ 000

ASSETS

Current Assets

Inventories	394,758	440,597	70,877
Trade and other receivables and prepayments	971,806	1,038,079	166,990

Prepaid lease payments	9,425	9,425	1,516

Pledged bank deposits	76,600	86,100	13,850

Fixed bank deposits with maturity period over three months	160,000	160,000	25,738

Bank balances and cash	748,744	780,288	125,521

Total current assets	2,361,333	2,514,489	404,492

Non-Current Assets

Property, plant and equipment	1,494,848	1,480,682	238,190

Prepaid lease payments	404,724	402,368	64,727

Deposits paid for acquisition of property, plant and equipment	21,540	21,840	3,513

Deferred tax assets	4,365	4,550	732

Intangible assets	17,000	17,000	2,735

Total non-current assets	1,942,477	1,926,440	309,897

Total assets	4,303,810	4,440,929	714,389

EQUITY AND LIABILITIES

Current Liabilities
Trade and other payables and accruals	1,132,172	1,218,121	195,953

Taxation payable	10,977	9,476	1,524

Bank borrowings	558,000	558,000	89,763

Total current liabilities	1,701,149	1,785,597	287,240

Non-current liabilities

Deferred income	10,885	10,686	1,719

Deferred tax liabilities	78,942	78,938	12,698

Total non-current liabilities	89,827	89,624	14,417

Total liabilities	1,790,976	1,875,221	301,657

EQUITY

Share capital	136	136	22

Paid in capital	392,076	392,076	63,071

Reserves	2,120,622	2,173,496	349,639

Total equity attributable to owners of the company	2,512,834	2,565,708	412,732

Total equity and liabilities	4,303,810	4,440,929	714,389

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the quarter ended March 31, 2014

(RMB and US$ amounts are expressed in thousands)

	Three Months Ended March 31, 2014
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Profit before taxation	62,161	9,999
Adjustments for:
Amortization of prepaid lease payments	2,356	379
Depreciation of property plant and equipment	32,557	5,238
Release of deferred income	(199)	(32)
Loss of disposal of property, plant and equipment	1	—
Finance costs	4,683	753
Interest income	(4,326)	(696)

Operating cash flows before movements in working capital	97,233	15,641

Increase in inventories	(45,839)	(7,374)
Increase in trade and other receivables and prepayments	(66,407)	(10,683)
Increase in trade and other payables and accruals	91,367	14,698

Cash generated from operations	76,354	12,282
Interest received	4,706	757
PRC income tax paid	(10,977)	(1,755)

NET CASH FROM OPERATING ACTIVITIES	70,083	11,273

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(11,121)	(1,789)
Placement of pledged bank deposits	(9,500)	(1,528)
Proceeds on disposal of property, plant and equipment	16	3
Deposits paid for acquisition of property, plant and equipment	(9,417)	(1,515)
Placement of fixed bank deposits with maturity periods over three months	(110,000)	(17,695)
Withdrawal of fixed bank deposits with maturity periods over three months	110,000	17,695

NET CASH USED IN INVESTING ACTIVITIES	(30,022)	(4,829)
FINANCING ACTIVITIES
New bank borrowings raised	205,000	32,977
Repayment of bank borrowings	(205,000)	(32,977)
Interest paid	(8,271)	(1,331)
NET CASH USED IN FINANCING ACTIVITIES	(8,271)	(1,331)

NET INCREASE IN CASH AND CASH EQUIVALENTS	31,790	5,113
Cash and cash equivalents at beginning of the year	748,744	120,447

Effect of foreign exchange rate changes	(246)	(39)

Cash and cash equivalents at end of the year	780,288	125,521